

Mail Stop 3720

December 1, 2009

Gunther Than
Chief Executive Officer
View Systems, Inc.
1550 Caton Center Dr., Suite E
Baltimore, MD 21227

      RE: **View Systems, Inc.**
              Form 10-K for the year ended December 31, 2008
              Filed March 31, 2009, as amended June 29, 2009
              File No. 000-30178

Dear Mr. Than:

We have reviewed your response letter and revised disclosure, and we have the following additional comment. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly period ended September 30, 2009

1.   In comment two in our letter dated October 14, 2009, we asked that in future filings you either delete the statement that you expect the Mastec subcontracting jobs will provide you with a "substantial revenue stream for a significant number of years" or provide additional disclosure regarding the uncertainty of this expectation. However, your most recent Form 10-Q continues to make this statement without additional clarifying disclosure. Therefore, please amend your Form 10-Q to delete this statement or provide additional disclosure regarding the uncertainty of this expectation.

* * * *

Please respond to our comment within 10 business days or tell us by that time when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

Please contact Jay Knight, Staff Attorney, at (202) 551-3370, Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert Bartelmes

for Larry Spirgel
Assistant Director

cc: By facsimile to (786) 787-0456
         Russell C. Weigel III, Esq.